NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International Limited, Capital International S.A., and Capital International, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital Guardian Trust Company:

State Street Nominees Ltd -	14,279,229
Bank of New York Nominees Ltd -	5,905,220
Northern Trust -	1,180,700
Westpac Custodian Nominees -	139,200
Chase Manhattan Bank Australia Limited -	24,900
Chase Nominees Ltd -	44,729,999
BT Globenet Nominees Ltd -	1,845,400
Midland Bank plc -	8,760,400
Cede & Co -	2,415,940
Deutsche Bank Mannheim -	6,800
Bankers Trust -	4,181,600
Barclays Bank -	258,400
Citibank London -	16,300
Royal Trust –	56,100
Brown Bros. -	265,600
Nortrust Nominees -	10,643,971
MSS Nominees Limited –	219,600
State Street Bank & Trust Co -	492,300
Citibank –	20,600
Citibank NA –	156,100
Deutsche Bank AG -	11,300
HSBC Bank plc -	3,900
Mellon Bank N.A. -	574,300
Bank of Ireland Nominees Limitied -	15,400
ROY Nominees Limited -	203,400

SUPPL

10/31

Mellon Nominees (UK) Limited -	3,354,422
HSBC –	153,900
J P Morgan Chase Bank –	3,637,600

Capital International Limited:

State Street Nominees Ltd -	688,900
Bank of New York Nominees -	9,264,226
Northern Trust -	5,548,530
Chase Nominees Ltd -	5,761,496
Midland Bank plc -	422,100
Citibank London -	14,334
Morgan Guaranty -	703,300
Nortrust Nominees -	8,426,000
MSS Nominees Limited -	103,100
State Street Bank & Trust Co -	3,893,331
Lloyds Bank -	47,500
Citibank –	8,500
Citibank NA–	690,800
Deutsche Bank AG -	514,100
HSBC Bank plc -	2,195,500
Mellon Bank N.A. -	322,400
Northern Trust AVFC -	793,000
KAS UK –	67,800
Mellon Nominees (UK) Limited -	46,500
Bank One London -	422,100
Clydesdale Bank plc –	61,400
J P Morgan Chase Bank –	42,900
Raiffeisen Zentral Bank –	628,000
Fortis Bank –	32,000
Metzler Seel Sohn & Co –	36,300
Bayerische Hypo Und Vereinsbank AG -	59,700

Capital International S.A.:

Chase Nominees Ltd -	3,180,049
Midland Bank plc -	599,400
Barclays Bank -	488,000
Brown Bros -	137,100
State Street Bank & Trust Co -	102,600
Lloyds Bank -	34,500
Citibank NA -	9,300
HSBC Bank plc -	375,300

Capital International, Inc:

State Street Nominees Ltd –	3,898,200
Bank of New York Nominees -	980,300
Northern Trust –	46,500
Chase Nominees Limited –	3,505,100
Midland Bank plc -	485,500
Bankers Trust –	32,300
Brown Bros –	299,800

Nortrust Nominees -	370,100
State Street Bank & Trust Co –	215,300
Sumitomo Trust & Banking –	89,500
Citibank –	28,900
Citibank NA –	541,100
State Street Australia Limited –	294,200
HSBC Bank plc -	333,700
J P Morgan Chase Bank –	906,800

5. Class of security

Ordinary shares of 2.5 pence each

6. Date of transaction

Not disclosed. Figures given as at 16 October 2006

7. Total holding following this notification

161,299,947

8. Total percentage holding of issued class following this notification

4.985%

9. Any additional information

Notification received under s198 CA85

10. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

11. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

12. Date of notification

18 October 2006